VISION FINANCIAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2020

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67447

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2019 AND ENDING JUNE 30, 2020
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VISION FINANCIAL MARKETS LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

120 LONG RIDGE ROAD, 3 NORTH

(No. and Street)

STAMFORD	CT	06902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HOWARD ROTHMAN   (203)388-2660
                                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'CONNOR DAVIES, LLP

(Name – *if individual, state last, first, middle name*)

665 FIFTH AVENUE	NEW YORK	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, HOWARD ROTHMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VISION FINANCIAL MARKETS LLC, as of JUNE 30, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT
Title

Victoria Holland

VICTORIA HOLLAND
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VICTORIA HOLLAND
NOTARY PUBLIC
MY COMMISSION EXPIRES 2/29/2024
CONNECTICUT

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Vision Financial Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Vision Financial Markets LLC (the "Company") as of June 30, 2020 and the related notes to the statement of financial condition (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2020 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PKF O'Connor Davies, LLP

We have served as the Company's auditor since 2015.

August 31, 2020

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 I Tel: 212.867 8000 or 212 286 2600 I Fax: 212 286 4080 I www pkfod com

PKF O'Connor Davies LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms

VISION FINANCIAL MARKETS LLC
Statement of Financial Condition
June 30, 2020

ASSETS	
Cash	$ 13,289,394
Cash segregated in compliance with federal and other regulations	143,326,293
Total cash	156,615,687
Securities owned, at fair value (pledged $0 as collateral)	8,324,277
Receivable from futures commission merchant (cash of $606,235)	606,235
Receivable from and deposit with clearing organizations (cash of $28,929,703)	28,929,703
Receivable from brokers or dealers	2,431,665
Receivable from customers	67,215,400
Receivable from non-customers	22,835
Securities borrowed	47,408,489
Exchange memberships, at cost (fair value $78,000)	166,100
Secured demand notes	15,735,000
Accrued interest and dividends receivable	53,384
Receivable from affiliates	73,898
Operating lease right-of-use asset	1,151,301
Other assets	2,534,942
TOTAL ASSETS	$ 331,268,916
LIABILITIES AND MEMBERS' EQUITY	
Payable to customers	$ 232,639,921
Payable to brokers or dealers and clearing organizations	1,978,669
Payable to non-customers	12,368,077
Bank loan payable	3,120
Securities sold, not yet purchased, at fair value	697,930
Securities loaned	21,880,014
Operating lease liability	1,242,860
Cash collateral on secured demand notes	6,162,556
Accounts payable, accrued expenses and other	27,334,530
	304,307,677
Liabilities subordinated to the claims of general creditors	15,835,000
TOTAL LIABILITIES	320,142,677
Members' equity	11,126,239
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 331,268,916

The accompanying notes are an integral part of this financial statement.

NOTE 1. ORGANIZATION OF BUSINESS

Vision Financial Markets LLC (the "Company"), is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer operating on a self-clearing basis and clears and/or carries customer accounts introduced by correspondents. The Company's primary self-regulator (designated examining authority) is the Financial Industry Regulatory Authority ("FINRA"). As a broker-dealer, the Company is a member of a number of US Stock and Option Exchanges. It is a clearing member of the Options Clearing Corporation and is a clearing participant of the Depository Trust Company ("DTC"). The Company is also a member of the Municipal Securities Rulemaking Board ("MSRB").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Revenue Recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC 606") effective July 1, 2018. The new revenue recognition guidance requires an entity to follow a five-step model to recognize revenue in order to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Due to the nature of the Company's activities, the adoption of ASC 606 did not have a material effect on the Company's revenue recognition or its opening balances.

Commissions: Commission and fee revenues primarily arise from agency transactions in listed equity and fixed income securities, sales of mutual funds, and options. Commission and fee revenues are recognized in the accounts on trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Interest and Dividend Income: Interest income is reported on the accrual basis and dividends are recorded on the ex-dividend date. The accounting for these revenues is not impacted by ASC 606 as they fall outside of its scope.

Gain / (loss) from Securities Trading: The Company's trading gains and losses are derived from its proprietary trading and stock lending and borrowing activities. Purchases and sales of securities are recorded on a trade-date basis. Realized and unrealized gains and losses of securities are included in the determination of net gain from securities trading. The Company also earns income from stock loan rebates from the lenders of securities to the Company who reinvest the cash collateral pledged by the Company, which is also included in net gain from securities trading. In the case of non-cash collateral, including equities, corporate bonds and other products, a fee is charged to the Company by the lender of the securities. These fees are an offset to the stock rebates. The accounting for these revenues is not impacted by ASC 606 as they fall outside of its scope.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

Corporate Service Fees: Corporate services handles mostly high net worth clients looking to deposit shares of stock received directly from an issuer. Clients could be receiving the shares for a variety of reasons including through a registered direct offering, convertible notes, or performing services for the issuer. The client is required to provide all documentation including a legal opinion regarding how they acquired the shares and why they are eligible for resale. The corporate service group reviews all documentation to ensure the client is complying with the applicable rules and laws, and once approved, the shares are delivered to the client's account at the Company and eligible to be sold. In addition to commissions charged on the sale of the stock, the client is charged a corporate service fee for the legal review done along with a rush fee if the client wants the transaction reviewed within 24 hours. The Company charges and recognizes a fee based upon the terms of the respective agreements with the customer upon completion of the legal review as that is when the performance obligation is satisfied.

Correspondent Guaranteed Fees: The Company, in its capacity as a self-clearing securities broker dealer and member of exchanges, holds an error account for various correspondents. Such account shall be used solely in such instances that a correspondent, in the normal course of its business, experiences an "Error" (defined as a transaction that is erroneous in nature and cannot be applied to a correspondent account). The correspondent shall be responsible for any losses which occur in the error account.   The Company charges and recognizes a fixed monthly fee based upon the terms of the respective agreements as the Company satisfies the performance obligation of holding the correspondents' error accounts.

Other Income: The Company's other income is comprised of various fees charged to customers for their trading activity. Such fees are recognized when the promised goods or services are delivered to customers, in an amount that is based on the consideration the Company expects to receive in exchange for those goods or services when such amounts are not probable of significant reversal.

Deposits with Clearing Organizations

Deposits with clearing organizations represent cash deposited with central clearing agencies for the purposes of supporting clearing and settlement activities. Customer collateral pledged is not reflected on the Statement of Financial Condition.

Foreign Currency Transactions

Realized and unrealized gains and losses resulting from foreign currency transactions are included in net income.

Fair Value Measurement – Definition and Hierarchy

Securities Owned and Securities Sold Not Yet Purchased are carried at fair value. Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures* establishes a classification hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurement – Definition and Hierarchy (continued)
Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are those that reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability based on the best information available in the circumstances. The classification hierarchy is broken down into three levels:

Level 1 – Fair value measurements based on quoted prices in active markets for identical assets or liabilities that the Company has access to and are not adjusted.

Level 2 – Fair value measurements based on inputs that are observable, both directly and indirectly, for instruments in markets that are not active (including those that are "thinly traded") or have restrictions on their resale. Level 2 inputs include quoted prices for similar assets and liabilities that are in active markets, "as if" conversions for constrained instruments, discounts for trading volume constraints and others such as interest rates and yield curves that are obtainable at common intervals.

Level 3 – Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Unobservable Level 3 inputs include commonly used pricing models, the Company's internally developed data and assumptions for valuation methodology and other information used by the Company to assist in exercising judgment for instruments that fall into this level.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the instrument is reported in the lowest level that has a significant input. Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date. In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower level within the fair value hierarchy.

Income Taxes
No federal or local income taxes have been provided on profits of the Company since the members are individually liable for the taxes on their share of the Company's income or loss. The Company accrued $432,481 for State income taxes for 2020. The Company is subject to the New York City Unincorporated Business Tax and the Illinois Replacement Tax.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Income Taxes (continued)

The Company accounts for income taxes under ASC 740, *Income Taxes*, which provides guidance related to the evaluation of uncertain tax positions. ASC 740 requires that management evaluate whether a tax position of the Company is "more-likely-than-not" to be sustained upon examination by the applicable taxing authority, including resolutions of any related appeals or litigation process, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Derecognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce members' capital.
Based on its analysis, management has concluded that no liability for unrecognized tax exposures should be recorded related to uncertain tax positions, including consideration of penalties and interest, for open calendar tax years 2017, 2018, and 2019, or expected to be taken on the Company's 2020 tax returns. Management's conclusions regarding the Company's uncertain tax positions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. Management does not expect that the total amount of unrecognized tax benefit will materially change over the next twelve months.

Cash
For the purpose of reporting cash flows, cash is defined as segregated and non-segregated cash. The Company maintains its cash at highly accredited financial institutions with balances that, at times, may exceed federally insured limits.

Customer receivables and payables
Accounts receivable from and payable to customers include amounts due/owed on cash and margin transactions. Securities owned by customers are held as collateral for receivables. To the extent that the collateral, the guarantees and any other rights the Company has against the customer or the related introducing broker are not sufficient to cover any potential losses, then the Company records the loss.

Other Assets
Other assets are comprised of receivables generated in the normal course of business, including investment in DTC and rent security deposits.

Use of Estimates in Financial Statements
Management makes estimates and assumptions in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period.
Actual results could differ from those estimates.

NOTE 3: ASSETS SEGREGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934(SEA) AND REGULATIONS THEREUNDER

The Company is required to separately account for and segregate all assets held for the benefit of customers, as defined by the SEA, in connection with transactions in securities. At June 30, 2020, segregated assets included in the statement of financial condition were as follows:

Cash $ 137,087,140

Assets in segregation exceeded the segregation requirements by $2,497,217 after considering the deposit made within the allowable time frame on July 2, 2020.
Also included in Cash - Segregated in statement of financial condition was $6,239,153 held in PAB Reserve Bank Accounts.

Effective July 1, 2019, the Company adopted ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-18), which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. Upon assessment of the cash flow issues subject to amendment, the adoption of ASU 2016-18 did not have a material impact on the Company's statement of cash flows.

NOTE 4: SUBORDINATED LIABILITIES

The Company has subordinated loans totaling $15,835,000, consisting of cash subordinations of $100,000 (bearing interest at 6% per annum) and secured demand note agreements of $15,735,000 (bearing interest at 3% to 12.80% per annum), all of which mature as follows:

	Subordinated loans		
		Pursuant to secured demand note	
	Cash	agreements	Total
Years ending June 30,			
2021	$ 100,000	$8,585,000	$ 8,685,000
2022	-	5,925,000	5,925,000
Thereafter	-	1,225,000	1,225,000
	$ 100,000	$ 15,735,000	$ 15,835,000

Subordinated loans pursuant to secured demand note agreements in the amount of $2,375,000 meet the definition of equity subordinations. These borrowings are subordinated to the claims of general creditors, have been approved by FINRA and are available in computing adjusted net capital under the SEA Rule 15c3-1. Subordinated borrowings may only be repaid if, after giving effect to such repayment, the Company meets the SEA Rule 15c3-1 capital regulations governing the withdrawal of subordinated debt.

NOTE 5.   OPERATING AGREEMENT

The Company currently has four classes of membership: Class A Common (owned 100% by the Managing Members), Class A Preferred (owned by entities that also have outstanding subordinated debt that is considered equity subordinations), Class B Common (currently reserved and not issued) and Class B Preferred (currently reserved and not issued).

The Class A and B Preferred membership interests receive an allocation of income solely based on their individual unit investments at a stated rate of interest. Residual income, after allocation of the preferred membership interests, is credited to the Managing Members.

The Company will continue in perpetuity or up to the occurrence of any of the events described in the Operating Agreement.

NOTE 6.   NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to SEA Rule 15c3-1, the Uniform Net Capital Rule. The Company has elected the alternative standard which requires the maintenance of minimum net capital equal to the greater of 2% of combined aggregate debit items, as defined, or $250,000. In addition, this Rule may limit the amount of equity capital that can be withdrawn by its members. At June 30, 2020, the Company's net capital of $25,174,689 calculated under SEA Rule 15c3-1, was $22,911,749 in excess of its minimum requirement of $2,262,940

NOTE 7. FAIR VALUE MEASUREMENTS

The Company's recurring assets and liabilities recorded at fair value are categorized below based upon a fair value hierarchy in accordance with ASC 820 at June 30, 2020. See Note 2 for a definition and discussion of the Company's policies regarding this hierarchy.

Assets

Securities owned at fair value

	Level 1	Level 2	Total
Equities	$ 3,533,361	$ -	$ 3,533,361
Corporate Debt	-	2,572,120	2,572,120
Options	-	791,906	791,906
Municipal Debt	-	1,426,890	1,426,890
	$ 3,533,361	$ 4,790,916	$ 8,324,277

Liabilities	Level 1	Level 2	Total
Securities sold, not yet purchased at fair value			
Equities	$ 53,620	$ -	$ 53,620
Options		644,310	644,310
	$ 53,620	$ 644,310	$ 697,930

The Company didn't hold any assets or liabilities valued using level 3 inputs at June 30, 2020. During the year ended June 30, 2020, there were no transfers in or out of Level 3 of the fair value hierarchy.

Fair Value of Short-Term Financial Instruments

The carrying amount of cash; receivables/payables from customers and non-customers; receivables from brokers, dealers, and clearing organizations; payables to brokers, dealers, and clearing organizations; subordinated loans/secured demand notes; securities sold under agreements to repurchase; short-term borrowings; and accrued expenses approximate fair value because of the short maturity of these financial instruments. Any fair value changes for subordinated loans that mature after June 30, 2021 would be offset by the fair value changes of the related secured demand notes. Additionally, the commitments (e.g., unused line of credit) will be funded at current market rates if drawn upon. Accordingly, the fair value of such commitments is considered to be the same as the commitment amount.

NOTE 7.   FAIR VALUE MEASUREMENTS (continued)

Securities Borrowed and Securities Loaned

The Company borrows securities from other brokers or dealers to make deliveries or to facilitate short sales. Securities borrowed are accounted for as collateralized financings and are recorded at contract value, representing the amount of cash provided for securities borrowed transactions (generally 5% in excess of market values). The adequacy of the collateral deposited for securities borrowed is continuously monitored and adjusted when considered necessary to minimize the risk associated with this activity. As of June 30, 2020, the contract value was $85,542,087 and the respective collateral market value of borrowed securities was approximately $80,600,000.

In securities loaned, the Company receives collateral in the form of cash generally 5% in excess of the market value of the securities loaned. The market value of securities loaned is monitored on a daily basis. As of June 30, 2020, the contract value was $60,013,612 and the respective collateral market value of loaned securities was approximately $59,200,000.

NOTE 8.   RELATED PARTY TRANSACTIONS

Customer Commissions

Included in commission revenue are commissions earned on the securities accounts of management and employees and introduced customers of Vision Brokerage Services, L.L.C. ("VBS"), an introducing broker under common control. For the year ended June 30, 2020, VBS earned $426,911 in net commissions from customer agency transactions and mark-up/mark-down riskless principal transactions introduced to the Company.

Due From Affiliated Companies Under Common Control

The Company provides monthly administrative staff and office expenses to VBS for which it charges $9,000 per month. At June 30, 2020, the Company was owed $19,737 by VBS.

The Company shares certain personnel, office space, and provides certain hardware, software, and technology solutions to High Ridge Futures LLC ("HRF"), an independent futures introducing broker under common control. The amount paid to the Company by HRF was $857,984 for the year ended June 30, 2020. At June 30, 2020, the Company was owed $45,255 by HRF.

The Company pays certain employee-related expenses for High Ridge Holding Company ("HRH"), a holding company for HRF, under common control and is reimbursed 100%. It also pays an employee for commissions earned with the Company who is on the HRH payroll. The total paid by the Company to HRH was $576,478 for the year ended June 30, 2020. At June 30, 2020, the Company owed $96,445 to HRH which is included in accounts payable, accrued

NOTE 8.   RELATED PARTY TRANSACTIONS (continued)

expenses and other on the Statement of Financial Condition.

The Company shares office space and supplies with Vision Investment Advisors, LLC ("VIA"), a SEC registered investment advisor under common control, for which it charges $600 per month. It also pays certain employee-related expenses and is reimbursed 100% by VIA. During 2020, the total received by VIA in connection with these services was $42,151 and the Company was owed $8,906 at June 30, 2020.

The Company paid Long Ridge Research Group LLC ("LRRG"), an entity under common control, $500,000 for the year ended June 30, 2020, which is included in Regulatory matters and Professional fees on the Statement of Operations. LRRG researches and explores new business opportunities for the Company in the securities execution and clearing space & researches different trading strategies and technical trading systems to become possible business opportunities or added proprietary trading opportunities for the Company.

Subordinated Liabilities
At June 30, 2020, the Company owed $10,635,000 of subordinated liabilities to related parties. During the year ended June 30, 2020, $579,561 of interest was paid on these subordinated liabilities at interest rates between 4% and 12.80% per annum.

NOTE 9.   CONTINGENCIES AND GUARANTEES

In the normal course of business, the Company is subject to various lawsuits and regulatory actions, including civil litigation, arbitration and reparation proceedings relating to its introducing brokers and carried customer activities for correspondents.

The Company is involved in various legal matters related to AML, market access, security deposits, executing broker and other related issues. Certain of these matters are being reviewed by various regulatory firms and exchanges and management has concluded that it is probable that the Company may be impacted and therefore has provided for a $2,500,000 reserve at June 30, 2020. In addition, the Company is party to a civil lawsuit in Federal court, and management has concluded that a $500,000 reserve at June 30, 2020 is warranted. These reserves are included in Regulatory matters and Professional fees on the Statement of Operations for the year ended June 30, 2020.

In addition, the Company had previously guaranteed certain operations of a 3rd party commodities broker and as a result of a regulatory enforcement matter at this 3rd party broker, management had accrued a $200,000 reserve at June 30, 2019. The $200,000 reserve was paid by the Company in July 2019 to settle this matter in full.

The actual amounts of such fines, penalties, guarantees, or court orders are not yet known, but the Company believes it is fully reserved at June 30, 2020.

NOTE 10.   LEASE COMMITMENTS

Effective July 1, 2019 the Company adopted ASU 2016-02 (ASC 842), Leases. The Company has two leases for office space as of June 30, 2020 with the following expirations: January 2023 and May 2024. The leases include base rent and the tenants' pro rata share of operating expenses and taxes. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The weighted-average discount rate in connection with the Company's operating leases is 5%. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e. present value of the remaining lease payments), plus unamortized initial direct costs, plus or minus any prepaid or accrued lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term. The weighted average remaining lease term is 4.3 years.

The following is a schedule detailing future minimum office space operating lease payments:

Year ending June 30,	
2021	$ 427,090
2022	437,185
2023	317,228
2024	162,242
Total	$1,343,745
Less:	
Imputed Interest	(100,885)
Total operating lease liability	$1,242,860

Rent expense incurred for the year ended June 30, 2020 was $196,726 net of High Ridge Futures LLC, reimbursement of $225,714. HRF's future reimbursement to the Company for the year's ending June 30, 2021 thru June 30, 2024 would be $377,680.

NOTE 11.   EMPLOYEE BENEFIT PLAN

The Company sponsors a savings plan under section 401(k) of the Internal Revenue Code. All eligible employees, as defined, may elect to contribute to the plan and are entitled, upon termination or retirement, to their vested portions of the assets held by the trustee. The Company matches contributions made by employees up to a specified limit. The Company contributed $55,327 for the year ended June 30, 2020.

NOTE 12.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions through agreements with 3rd party brokers or dealers and executing brokers of certain correspondents.

For securities, these activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's clearing agreements with brokers or dealers for which it provides clearing services indemnify the Company if customers fail to satisfy their contractual obligation. In general, the Company requires a risk deposit from the introducing broker-dealers. In the event the customer or broker does not perform, and the associated risk deposit is not enough to cover the exposure, the Company is at risk of loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company directly clears and carries customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations which could result in a loss to the Company. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker or dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to settlement risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company temporarily loans securities to other broker-dealers in connection with its business. The Company receives cash collateral valued at 105% of the securities loaned.

NOTE 12 FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK(continued)

Increases in securities prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by requiring credit approvals for counterparties and periodically reviewing their credit standing, by monitoring the market value of securities loaned on a daily basis, and by requiring additional cash collateral when necessary.

The Company temporarily borrows securities from other broker-dealers in connection with its business. The Company deposits cash collateral valued at 105% of the securities borrowed. Decreases in securities prices may cause the fair value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company controls this risk by requiring credit approvals for counterparties and periodically reviewing their credit standing, by monitoring the collateral values on a daily basis, and by requiring collateral exceeding 105% of securities borrowed to be returned by the counterparties when necessary.

NOTE 13. REGULATORY MATTERS

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments, and require compliance with financial and customer-related protection. The consequences of noncompliance can include substantial monetary and nonmonetary penalties. In addition, the Company is subject to comprehensive examination and supervision by governmental and self-regulatory agencies. These regulatory agencies have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine that such operations are unsound, fail to comply with applicable law, or are otherwise inconsistent with the regulations or the supervisory policies of these agencies. See Note 9.

NOTE 14.   SHORT-TERM BORROWINGS

Short Term Borrowings: The Company had four secured lines of credit with a capacity of $65 million with three banks at June 30, 2020. Three of the secured lines are uncommitted and one is committed. The Company had $0 outstanding on the secured lines at June 30, 2020. The Company pays interest at the federal funds rate plus 1%, overnight bank funding rate plus 1.10%, and the broker call rate on the three secured uncommitted bank lines of credit and overnight bank funding rate plus 1.90% on the committed line.

PPP Loan from the Small Business Administration ("SBA"): On April 15, 2020, the Company received $977,000 from the SBA under the paycheck Protection Program. The note will mature in 2 years from the date of the note. The interest rate associated with the note is 1% per year. The Company is required to pay principal and interest every month, beginning 7 months from the date of the note. The Company is currently reviewing SBA guidelines about any forgiveness on the note. The note is included in Accounts Payable, accrued expenses and other on the Statement of Financial Condition.

NOTE 15.   SUBSEQUENT EVENTS

Subsequent events have been evaluated through August 31, 2020, the date the financial statements were available to be issued, and no events have been identified which require disclosure.

The Company paid out a distribution of $1,500,000 in July 2020 from July 2020 earnings.

The Company's operations and financial performance may be affected by the recent COVID-19 pandemic, which has spread globally and is expected to adversely affect economic conditions throughout the world. If the outbreak continues and conditions worsen, the Company may experience a disruption in operations. Management is closely monitoring the situation and there is a possibility of impact to the Company, users of the financial statements will be informed.